Mail Stop 3561

August 3, 2009

Edward B. Rudner
Chief Executive Officer
Online Vacation Center Holdings Corp.
1801 N. W. 66th Avenue, Suite 102
Plantation, FL 33313

>   **Re: Online Vacation Center Holdings Corp.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 27, 2009**
>   **File No. 000-32137**

Dear Mr. Rudner:

We have reviewed your response letter dated July 22, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Statements of Consolidated Stockholders' Equity, page F-5

1.   We note your response to our prior comment number one that you have
        determined the convertible note issued in connection with your acquisition of
        La Fern, Inc. did not provide for a beneficial conversion feature and as a
        result, goodwill and APIC are overstated by $56,424 in your fiscal 2008
        financial statements. Further, we also note that you believe such amounts are
        not material to your fiscal 2007 and 2006 financial statements and that you
        propose to revise your fiscal 2007 financial statements (or as of the earliest
        period presented) to reverse the amounts improperly recorded with respect to
        the conversion feature of the convertible notes. In this regard, if you revise
        such amounts contained in your historical financial statements (e.g. fiscal
        2007 balance sheet), such financial statements should be marked "restated"
        and the disclosures required by paragraph 26 of SFAS No. 154 should be
        provided. Further, we note that you have marked certain amounts in your
        statements of stockholders' equity restated but footnote disclosures with
        respect to the restated amounts as required by SFAS No. 154 were not
        provided for fiscal 2007. Please revise your financial statement presentation
        and footnote disclosures related to the restated amounts in accordance with
        SFAS No. 154.

Note 3 – Disposition of Phoenix International Publishing LLC, page F-15

        We note your proposed presentation and related disclosures with respect to
        restatement of the disposition of Phoenix contained in your draft amended
        Forms 10-K for the fiscal year ended December 31, 2008 and 10-Q for the
        quarter ended March 31, 2009 and have the following comments.

2.   We note your disclosures contained throughout your Forms 10-K and Form
        10-Q regarding the restatement related to the disposition of Phoenix but do
        not consider your disclosures adequate in describing the reasons for the
        restatement. Simply stating that the change is being made "so that the
        methodology utilized in determining the fair value of the Company's common
        stock at disposition was consistent with the methodology utilized at the time
        of Phoenix's acquisition accounting treatment for the disposition of Phoenix
        by the Company" in not sufficient. We believe in order to provide readers of
        your financial statements with the proper context in understanding the reason
        for the restatement, you should discuss in greater detail the nature of and
        reasons for management's change in the accounting treatment for disposition
        of Phoenix. More specifically, your revised disclosure should include, but not

be limited to, a discussion of how the disposition of Phoenix was being accounted for prior to the restatement, how the disposition of Phoenix is being accounted for under the revised methodology; and the reason(s) for the correction including why management believes the current methodology is more appropriate. Further, such disclosures should clearly indicate that <u>management</u> is restating the Company's financial statements as a result of concluding that it previous accounting methodology was wrong and/or inappropriate. Please revise your notes to the financial statements (i.e. Note 3) and disclosure contained elsewhere in the filing, accordingly.

3.   Also, please file the Form 8-K reporting the planned restatement of the Company's financial statements for the year ended December 31, 2008 and for the quarterly period ended March 31, 2009 as soon as possible as required pursuant to Item 4.02 of Form 8-K.

4.   Reference is made to your independent auditors report on page F-2 of your Form 10-K. In accordance with paragraph 12 of AU Section 420, a change from an accounting principle that is not generally accepted to one that is generally accepted, including the correction of a mistake in the application of principle is a correction of an error and requires recognition in the auditor's report through the addition of an explanatory paragraph. Please have your independent auditor's revise their report accordingly.

5.   Reference is made to Note 4 on page F-16. Please revise your disclosure to clearly describe how the disposition of Phoenix was valued and the reasons why management believes the valuation used in the transaction is appropriate. Your revised disclosure should explain how the valuation of the 1,250,000 shares of your common stock was determined.

6.   Reference is made to Item 9A of your Form 10-K with respect to your disclosure controls and procedures. Please tell us what, if any, consideration management has given to whether the disclosures provided under Item 307 of Regulation S-K in your Form 10-K need to be modified, supplemented or corrected in order to explain whether management's previously discussed conclusions regarding the effectiveness of DCP continue to be appropriate in light of the restated financial statements. If management believes its original disclosures are appropriate and that inclusion of other material information to prevent the original disclosures from being misleading is not necessary, please explain why.

7.   Similarly, with respect to management's report on internal control over financial reporting, please tell us what consideration management has given

to whether its original disclosures in its report on ICFR continue to be appropriate in light of the restatement. If management believes its original disclosures are appropriate and that inclusion of other material information to prevent the original disclosures from being misleading is not necessary, please explain why.

8.   Please similarly address the comments above related to your disclosure controls and procedures as well as management's report on internal control over financial reporting in your amended Form 10-Q for the quarter ended March 31, 2009.

9.   Reference is made to Note 18 on page F-26 of your Form 10-K. Please note that when the data supplied differ from the amounts previously reported on Form 10-Q filed for any quarter (e.g. correction of any error), you are required to reconcile the amounts given with those previously reported and describe the reason for the difference pursuant to Item 302(a)(2) of Regulation S-K. Please revise your footnote accordingly.

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You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief